Xiaoqin ("Sherry") Li Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4939 Main 212.407.4000 Fax 212.407.4990 xli@loeb.com

September 12, 2025

Xianxin Xiang
Chief Executive Officer
Beta FinTech Holdings Ltd
Rm 3326, East Block, China Merchants Tower
168-200 Connaught Road Central, Sheung Wan,
Hong Kong

Re:	Beta FinTech Holdings Ltd Amended Form F-1 filed August 12, 2025 File No. 333-287759

Dear Messrs. Schiffman and Lopez:

On behalf of our client, Beta FinTech Holdings Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated September 9, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form F-1 filed August 12, 2025. Contemporaneously, we are filing an Amendment No. 5 to Registration Statement on Form F-1 (the “Amendment No. 4”) via Edgar.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 4, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amended Form F-1 filed August 12, 2025

Summary, page 1

1.	Please fill in the information currently in brackets on page 1, "We maintain a corporate website at [ ]." We also note the brackets on pages 117 and 134. Please revise accordingly..

Response: In response to the Staff’s comments, the Company has revised the disclosures on pages 1, 117 and 134 of the Amendment No. 4.

September 12, 2025 Page 2

2.	With respect to the discussion of your offering being contingent on Nasdaq approval, please revise to disclose the status of the application process. We also note the reference on page 4 to a joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives. Please revise here and Risk Factors to more specifically identify and update these statements and dates.

Response: Nasdaq is in the process of reviewing the Company’s listing application so there is no update to the disclosure of the application process yet. In response to the Staff’s other comments, the Company has revised the disclosures on pages 4, 27, 28, 31 and 37 of the Amendment No. 4.

Please call me at 212-407-4939 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Xiaoqin (Sherry) Li
Xiaoqin ("Sherry") Li
Senior Counsel